                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                         (Amendment No.           )*
                                        ----------

                         GULF SOUTHWEST BANCORP, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $1.00 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                     None
                          -------------------------
                                (CUSIP Number)



      J. W. Lander, Jr., 4200 Westheimer, Suite 210, Houston, Texas  77027
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                April 30, 1995
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   None               Schedule 13D                  Page 2 of 15 Pages
- --------------------------------------------------------------------------------


1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person:

     John William Lander, Jr.
          (Social Security # ###-##-####)

2.   Check the appropriate box if a member of a group

     (a)      X*
            ------
     (b)
            ------

3.   SEC use only
                 ---------------------------------------------------------------

4.   Source of Funds: OO

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]

6.   Citizenship or place of organization:  United States

     Number of shares          7.  Sole voting power          390,784
     beneficially owned by     8.  Shared voting power        533,338
     each reporting person     9.  Sole dispositive power     390,784
     with                      10. Shared dispositive power      0


11.  Aggregate amount beneficially owned by each reporting person:  924,122

12.  Check box if the aggregate amount in Row 11 excludes certain shares  [_]

13.  Percent of class represented by amount in Row 11      47.2%

14.  Type of reporting person  IN

*By reason of formation of the voting trust described in Item 6 hereof (the "Voting Trust"), the reporting person named above may be deemed to be a member of a "group" pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the "Act"). This Schedule 13D is filed on behalf of J.W. Lander, Jr., Vanco Trusts, James W. Collins, trustee of Vanco Trusts, J.W. Lander, III, Durward R. Anderson, Ben Brollier, Herbert Laufman and Laufman's, Inc., the owners of the shares subject to the Voting Trust, pursuant to Rule 13d-l(f)
under the Act.   The filing of this joint statement shall not be construed as an admission by any reporting person that such person is, for the purposes of
Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of any securities covered by this statement, other than those disclosed on each reporting person's cover page.

CUSIP No.   None               Schedule 13D                  Page 3 of 15 Pages
- --------------------------------------------------------------------------------


1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person:

     Vanco Trusts
          (Taxpayer ID # 75-6250786)

2.   Check the appropriate box if a member of a group

     (a)      X*
            ------
     (b)
            ------

3.   SEC use only
                 ---------------------------------------------------------------

4.   Source of Funds: OO

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]

6.   Citizenship or place of organization:   Texas

     Number of shares          7.  Sole voting power             0
     beneficially owned by     8.  Shared voting power        453,995
     each reporting person     9.  Sole dispositive power     453,995
     with                      10. Shared dispositive power      0

11.  Aggregate amount beneficially owned by each reporting person:  453,995

12.  Check box if the aggregate amount in Row 11 excludes certain shares  [_]

13.  Percent of class represented by amount in Row 11      23.2%

14.  Type of reporting person  OO

*By reason of formation of the Voting Trust described in Item 6 hereof, the reporting person named above may be deemed to be a member of a "group" pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the "Act"). This
Schedule 13D is filed on behalf of J.W. Lander, Jr., Vanco Trusts, James W. Collins, trustee of Vanco Trusts, J.W. Lander, III, Durward R. Anderson, Ben Brollier, Herbert Laufman and Laufman's, Inc., the owners of the shares subject
to the Voting Trust, pursuant to Rule 13d-l(f) under the Act.   The filing of
this joint statement shall not be construed as an admission by any reporting person that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of any securities covered by this statement, other than those disclosed on each reporting person's cover page.

CUSIP No.   None               Schedule 13D                  Page 4 of 15 Pages
- --------------------------------------------------------------------------------


1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person:

     James W. Collins, Trustee of Vanco Trusts
          (Social Security #                )
                             ---------------

2.   Check the appropriate box if a member of a group

     (a)      X*
            ------
     (b)
            ------

3.   SEC use only
                 ---------------------------------------------------------------

4.   Source of Funds: OO

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]

6.   Citizenship or place of organization:  United States

     Number of shares          7.  Sole voting power             0
     beneficially owned by     8.  Shared voting power        453,995
     each reporting person     9.  Sole dispositive power     453,995
     with                      10. Shared dispositive power      0


11.  Aggregate amount beneficially owned by each reporting person:  453,995

12.  Check box if the aggregate amount in Row 11 excludes certain shares  [_]

13.  Percent of class represented by amount in Row 11      23.2%

14.  Type of reporting person  IN

*By reason of formation of the Voting Trust described in Item 6 hereof, the reporting person named above may be deemed to be a member of a "group" pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the "Act"). This
Schedule 13D is filed on behalf of J.W. Lander, Jr., Vanco Trusts, James W. Collins, trustee of Vanco Trusts, J.W. Lander, III, Durward R. Anderson, Ben Brollier, Herbert Laufman and Laufman's, Inc., the owners of the shares subject
to the Voting Trust, pursuant to Rule 13d-l(f) under the Act.   The filing of
this joint statement shall not be construed as an admission by any reporting person that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of any securities covered by this statement, other than those disclosed on each reporting person's cover page.

CUSIP No.   None               Schedule 13D                  Page 5 of 15 Pages
- --------------------------------------------------------------------------------


1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person:

     John William Lander, III
          (Social Security # ###-##-####)

2.   Check the appropriate box if a member of a group

     (a)      X*
            ------
     (b)
            ------

3.   SEC use only
                 ---------------------------------------------------------------

4.   Source of Funds: OO

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]

6.   Citizenship or place of organization:  United States

     Number of shares           7.  Sole voting power           0
     beneficially owned by      8.  Shared voting power       7,043
     each reporting person      9.  Sole dispositive power    7,043
     with                      10.  Shared dispositive power    0


11.  Aggregate amount beneficially owned by each reporting person:  7,043

12.  Check box if the aggregate amount in Row 11 excludes certain shares  [_]

13.  Percent of class represented by amount in Row 11      Less than 1%

14.  Type of reporting person  IN

*By reason of formation of the voting trust described in Item 6 hereof (the "Voting Trust"), the reporting person named above may be deemed to be a member of a "group" pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the "Act"). This Schedule 13D is filed on behalf of J.W. Lander, Jr., Vanco Trusts, James W. Collins, trustee of Vanco Trusts, J.W. Lander, III, Durward R. Anderson, Ben Brollier, Herbert Laufman and Laufman's, Inc., the owners of the shares subject to the Voting Trust, pursuant to Rule 13d-l(f)
under the Act.   The filing of this joint statement shall not be construed as an admission by any reporting person that such person is, for the purposes of
Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of any securities covered by this statement, other than those disclosed on each reporting person's cover page.

CUSIP No.   None               Schedule 13D                  Page 6 of 15 Pages
- --------------------------------------------------------------------------------


1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person:

     Durward R. Anderson
          (Social Security # ###-##-####)

2.   Check the appropriate box if a member of a group

     (a)      X*
            ------
     (b)
            ------

3.   SEC use only
                 ---------------------------------------------------------------

4.   Source of Funds: OO

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]

6.   Citizenship or place of organization:  United States

     Number of shares          7.  Sole voting power             0
     beneficially owned by     8.  Shared voting power        20,875
     each reporting person     9.  Sole dispositive power     20,875
     with                      10. Shared dispositive power     0


11.  Aggregate amount beneficially owned by each reporting person:  20,875

12.  Check box if the aggregate amount in Row 11 excludes certain shares  [_]

13.  Percent of class represented by amount in Row 11      1.1%

14.  Type of reporting person  IN

*By reason of formation of the Voting Trust described in Item 6 hereof, the reporting person named above may be deemed to be a member of a "group" pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the "Act"). This
Schedule 13D is filed on behalf of J.W. Lander, Jr., Vanco Trusts, James W. Collins, trustee of Vanco Trusts, J.W. Lander, III, Durward R. Anderson, Ben Brollier, Herbert Laufman and Laufman's, Inc., the owners of the shares subject
to the Voting Trust,  pursuant to Rule 13d-l(f) under the Act.   The filing of
this joint statement shall not be construed as an admission by any reporting person that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of any securities covered by this statement, other than those disclosed on each reporting person's cover page.

CUSIP No.   None               Schedule 13D                  Page 7 of 15 Pages
- --------------------------------------------------------------------------------


1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person:

     Ben Brollier
          (Social Security # ###-##-####)

2.   Check the appropriate box if a member of a group

     (a)      X*
            ------
     (b)
            ------

3.   SEC use only

4.   Source of Funds: OO

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]

6.   Citizenship or place of organization:  United States

     Number of shares           7.  Sole voting power           0
     beneficially owned by      8.  Shared voting power       2,118
     each reporting person      9.  Sole dispositive power    2,118
     with                      10.  Shared dispositive power    0


11.  Aggregate amount beneficially owned by each reporting person:  2,118

12.  Check box if the aggregate amount in Row 11 excludes certain shares  [_]

13.  Percent of class represented by amount in Row 11      Less than 1%

14.  Type of reporting person  IN

*By reason of formation of the voting trust described in Item 6 hereof (the "Voting Trust"), the reporting person named above may be deemed to be a member of a "group" pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the "Act"). This Schedule 13D is filed on behalf of J.W. Lander, Jr., Vanco Trusts, James W. Collins, trustee of Vanco Trusts, J.W. Lander, III, Durward R. Anderson, Ben Brollier, Herbert Laufman and Laufman's, Inc., the owners of the shares subject to the Voting Trust, pursuant to Rule 13d-l(f)
under the Act.   The filing of this joint statement shall not be construed as an admission by any reporting person that such person is, for the purposes of
Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of any securities covered by this statement, other than those disclosed on each reporting person's cover page.

CUSIP No.   None               Schedule 13D                  Page 8 of 15 Pages
- --------------------------------------------------------------------------------


1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person:

     Herbert Laufman
          (Social Security # ###-##-####)

2.   Check the appropriate box if a member of a group

     (a)      X*
            ------
     (b)
            ------

3.   SEC use only
                 ---------------------------------------------------------------
4.   Source of Funds: OO

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]

6.   Citizenship or place of organization:   Texas

     Number of shares          7.  Sole voting power             0
     beneficially owned by     8.  Shared voting power        11,714
     each reporting person     9.  Sole dispositive power     11,714
     with                      10. Shared dispositive power      0


11.  Aggregate amount beneficially owned by each reporting person:  11,714

12.  Check box if the aggregate amount in Row 11 excludes certain shares  [_]

13.  Percent of class represented by amount in Row 11      Less than 1%

14.  Type of reporting person  IN

*By reason of formation of the Voting Trust described in Item 6 hereof, the reporting person named above may be deemed to be a member of a "group" pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the "Act"). This
Schedule 13D is filed on behalf of J.W. Lander, Jr., Vanco Trusts, James W. Collins, trustee of Vanco Trusts, J.W. Lander, III, Durward R. Anderson, Ben Brollier, Herbert Laufman and Laufman's, Inc., the owners of the shares subject
to the Voting Trust, pursuant to Rule 13d-l(f) under the Act.   The filing of
this joint statement shall not be construed as an admission by any reporting person that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of any securities covered by this statement, other than those disclosed on each reporting person's cover page.

CUSIP No.   None               Schedule 13D                  Page 9 of 15 Pages
- --------------------------------------------------------------------------------


1. Name of reporting person
   S.S. or I.R.S. identification no. of above person:

   Laufman's, Inc.
          (Taxpayer ID # 74-1188530)

2. Check the appropriate box if a member of a group

     (a)      X*
            ------
     (b)
            ------

3.   SEC use only
                 ---------------------------------------------------------------

4.   Source of Funds: OO

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [_]

6.   Citizenship or place of organization:   Texas

     Number of shares          7.  Sole voting power             0
     beneficially owned by     8.  Shared voting power        29,019
     each reporting person     9.  Sole dispositive power     29,019
     with                      10.  Shared dispositive power     0


11.  Aggregate amount beneficially owned by each reporting person:  29,019

12.  Check box if the aggregate amount in Row 11 excludes certain shares  [_]

13.  Percent of class represented by amount in Row 11      1.5%

14.  Type of reporting person  CO

*By reason of formation of the Voting Trust described in Item 6 hereof, the reporting person named above may be deemed to be a member of a "group" pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the "Act"). This
Schedule 13D is filed on behalf of J.W. Lander, Jr., Vanco Trusts, James W. Collins, trustee of Vanco Trusts, J.W. Lander, III, Durward R. Anderson, Ben Brollier, Herbert Laufman and Laufman's, Inc., the owners of the shares subject
to the Voting Trust,  pursuant to Rule 13d-l(f) under the Act.   The filing of
this joint statement shall not be construed as an admission by any reporting person that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of any securities covered by this statement, other than those disclosed on each reporting person's cover page.

                                                            Page 10 of 15 Pages
                                                            -------------------


Item 1.   Security and Issuer:

          This statement relates to the Common Stock, $1.00 par value, of Gulf Southwest Bancorp, Inc. (the "Issuer").

          The address of the Issuer's principal executive offices is 4200 Westheimer, Suite 210, Houston, Texas 77027.

Item 2.   Identity and Background.

          See Annex 1 attached hereto and herein incorporated by reference.

Item 3.   Source and Amount of Funds or Other Consideration.

     On April 30, 1995, Texas Gulf Coast Bancorp, Inc., a Texas corporation ("Texas Gulf Coast"), was merged (the "Merger") into a wholly-owned subsidiary of the Issuer. As a result of the Merger, all of the issued and outstanding shares of the common stock (the "TGC Common Stock"), $1.00 par value per share, of Texas Gulf Coast was converted into shares of the common stock of the Issuer.

     Certain members (listed below) of the Voting Trust described in Item 6 below were holders of TGC Common Stock prior to the Merger. As a result of the conversion of the shares of TGC Common Stock held by such persons into shares of the common stock of the Issuer, such persons are required to prepare and file this statement. Set forth below is certain information regarding the members of the Voting Trust who were holders of the TGC Common Stock prior to the Merger:

     (a) Prior to the Merger, J. W. Lander, Jr. owned 54,286 shares of TGC Common Stock. As a result of the Merger, such shares of TGC Common Stock were converted into 114,956 shares of the common stock of the Issuer. Pursuant to the terms of the Voting Trust, the newly issued shares of the common stock of the Issuer issued to Mr. Lander automatically became subject to the terms of the Voting Trust.

     (b) Prior to the Merger, Vanco Trusts, of which Mr. Collins is trustee, owned 53,002 shares of TGC Common Stock. As a result of the Merger, such shares of TGC Common Stock were converted into 112,237 shares of the common stock of the Issuer. Pursuant to the terms of the Voting Trust, the newly issued shares of the common stock of the Issuer issued to Vanco Trusts automatically became subject to the terms of the Voting Trust.

     (c) Prior to the Merger, J.W. Lander, III owned 128 shares of TGC Common Stock. As a result of the Merger, such shares of TGC Common Stock were converted into 271 shares of the common stock of the Issuer. Pursuant to the terms of the Voting Trust, the newly issued shares of the common stock of the Issuer issued to Mr. Lander automatically became subject to the terms of the Voting Trust.

Item 4.   Purpose of the Transaction.

     The additional securities of the Issuer were acquired pursuant to the Merger described in Item 3. Except as noted below, the reporting group does not have any plans or proposals relating to or which would result in:

                                                            Page 11 of 15 Pages
                                                            -------------------

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

     From time to time the Issuer may acquire other banks, bank holding companies or other entities whose business is so closely related to the business of banking as to be permissible under applicable law. The Issuer is currently in preliminary discussions with one such entity (the "Acquisition Target"); however, no agreement has been reached and the proposed transaction may not be consummated. None of the persons filing this statement own any direct or indirect interest in the Acquisition Target.

     Pursuant to the terms of the Merger described in Item 3 above, the Issuer has agreed to elect A. Harrel Blackshear to the Board of Directors of the Issuer upon consummation of the Merger. It is expected that this election will take place at the May 16, 1995 meeting of the Issuer's Board of Directors. Prior to the Merger, Mr. Blackshear was the Vice President and Secretary of Texas Gulf Coast, was the President and a director of Texas City Bank and was a member of the Board of Directors of Texas Gulf Coast. Mr. Blackshear is not and is not expected to become a member of the Voting Trust.

                                                            Page 12 of 15 Pages
                                                            -------------------

Item 5.   Interest in Securities of the Issuer.

     (a)  Aggregate number and percentage beneficially owned:

          J.W. Lander, Jr.:      924,122         47.2%
          Vanco Trusts:          453,995         23.2%
          James Collins:         453,995         23.2%
          J.W. Lander, III         7,043  Less than 1%
          Durward R. Anderson     20,875          1.1%
          Ben Brollier             2,118  Less than 1%
          Herbert Laufman         11,714  Less than 1%
          Laufman's, Inc.         29,019          1.5%

None of the above-referenced persons possess any right, option or warrant to acquire any securities of the Issuer in the future.

     (b)  Number of shares as to which the reporting person has:


          (i)      sole power to vote or to direct the vote              *

          (ii)     shared power to vote or to direct the vote            *

          (iii)    sole power to dispose or to direct the disposition    *

          (iv)     shared power to dispose or to direct the disposition  *

* Please refer to each reporting person's cover page (pages 2-9), numbers 7-10, for the number of shares of which each such person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition.

     (c)  Transactions effected during the past 60 days:  Other than the
          ---------------------------------------------
          conversion of shares of TGC Common Stock into shares of the common stock of the Issuer pursuant to the Merger described in Item 3, the reporting persons have not engaged in any transactions in the Issuer's securities during the past 60 days.

     (d)  Interests of other persons:  The members of the Voting Trust are
          --------------------------
          entitled to receive all dividends (other than dividends payable in shares of the common stock of the Issuer, which dividends will be held subject to the Voting Trust) from and the proceeds from the sale of the shares of common stock of the Issuer beneficially owned by the Voting Trust.

     (e)  Not applicable.

                                                            Page 13 of 15 Pages
                                                            -------------------

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Mr. J.W. Lander, Jr. has been named as voting trustee of a voting trust (the "Voting Trust"), dated as of January 16, 1991, between Mr. J.W. Lander, Jr., Vanco Trusts, of which Mr. Collins is trustee, Mr. J.W. Lander, III, Mr. Durward R. Anderson, Mr. Ben A. Brollier, Mr. Herbert J. Laufman, and Laufman's, Inc. Pursuant to the Voting Trust, Mr. J.W. Lander, Jr. has the right to vote the 924,122 shares of the common stock of the Issuer owned by the members of the Voting Trust, except that he may not vote in favor of or execute any consent with respect to: (a) increases in capital stock; (b) sales or mortgages of substantially all of the assets of the Issuer; (c) dissolution of the Issuer;
(d) charter amendments; (e) consolidation or merger; or (f) partial liquidation, except with the written consent of the holders of sixty-six and two-thirds percent (66-2/3%) or more of the outstanding shares subject to the Voting Trust. The members of the Voting Trust are entitled to receive all dividends (other than dividends payable in shares of the common stock of the Issuer, which dividends will be held subject to the Voting Trust) from and the proceeds from the sale of the shares of common stock of the Issuer beneficially owned by the Voting Trust.

Item 7.   Material to be Filed as Exhibits.

     Exhibit "A" - Written Agreement relating to the filing of joint acquisition
     -----------
statements, as required by Rule 13d-1(f).

     Exhibit "B" - Voting Trust Agreement dated January 16, 1991.
     -----------

                                                            Page 14 of 15 Pages
                                                            -------------------


                                  SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 9, 1995                        /s/ John William Lander, Jr.
                                   ---------------------------------------------
                                   John William Lander, Jr.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 9, 1995                        VANCO TRUSTS



                                   By: /s/ James W. Collins
                                   ---------------------------------------------
                                           James W. Collins, Trustee



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 9, 1995                        /s/ James W. Collins
                                   ---------------------------------------------
                                   James W. Collins



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 9, 1995                        /s/ J.W. Lander, III
                                   ---------------------------------------------
                                   J. W. Lander, III

                                                            Page 15 of 15 Pages
                                                            -------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 9, 1995                        /s/ Durward R. Anderson
                                   ---------------------------------------------
                                   Durward R. Anderson



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 9, 1995                        /s/ Ben Brollier
                                   ---------------------------------------------
                                   Ben Brollier



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 9, 1995                        /s/ Herbert Laufman
                                   ---------------------------------------------
                                   Herbert Laufman



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   LAUFMAN'S, INC.


May 9, 1995                        By:/s/ Herbert Laufman
                                      ------------------------------------------
                                      Herbert Laufman, President



DA951080402
050995las1
378:6114-2

                                    ANNEX 1
                                    -------

A.   Name:                   John W. Lander, Jr.
     ----

     Residence or
     ------------
     Business Address:       4200 Westheimer, Suite 210
     ----------------        Houston, Texas  77027


     Principal occupation
     --------------------
     or employment:          Chairman of the Board
     -------------           Gulf Southwest Bancorp, Inc.
                             4200 Westheimer, Suite 210
                             Houston, Texas  77027

     Conviction in
     -------------
     criminal proceedings:   During the last five years, Mr. Lander has not been
     --------------------    convicted in a criminal proceeding (excluding traffic
                             violations or similar misdemeanors).


     Civil proceedings:      During the last five years, Mr. Lander has not been a
     -----------------       party to a civil proceeding of a judicial or
                             administrative body as a result of which he was or is
                             subject to a judgment, decree or final order enjoining
                             future violations of, or prohibiting or mandating
                             activities subject to, federal or state securities laws
                             or finding any violation with respect to such laws.


     Citizenship:            United States
     -----------


B.   Name:                   Vanco Trusts
     ----


     State of Organization:  Texas
     ---------------------


     Residence or
     ------------
     Business Address:       Post Office Box 1060
     ----------------        McAllen, Texas  78501


     Principal Business:     Trust formed for the benefit of Jennifer Loring
     ------------------      Collins, James W. Collins, Jr., Courtney Cook Collins,
                             Caroline McMurtry Collins, Vannie Cook Collins, Tom
                             Cook and Sam Pogue Dalton, Jr.

ANNEX I - Page 1

     Conviction in
     -------------
     criminal proceedings:   During the last five years, Vanco Trusts has not
     --------------------    been convicted in a criminal proceeding (excluding
                             traffic violations or similar misdemeanors).


     Civil proceedings:      During the last five years, Vanco Trusts has not been
     -----------------       a party to a civil proceeding of a judicial or
                             administrative body as a result of which it was or is
                             subject to a judgment, decree or final order enjoining
                             future violations of, or prohibiting or mandating
                             activities subject to, federal or state securities laws
                             or finding any violation with respect to such laws.


C.   Name:                   James W. Collins
     ----

     Residence or
     ------------
     Business Address:       1707 Westway
     ----------------        McAllen, Texas  78501


     Principal occupation
     --------------------
     or employment:          President
     -------------           Mayfair Minerals, Inc.
                             Post Office Box 940
                             McAllen, Texas  78505-0940


     Conviction in
     -------------
     criminal proceedings:   During the last five years, Mr. Collins has not been
     --------------------    convicted in a criminal proceeding (excluding traffic
                             violations or similar misdemeanors).


     Civil proceedings:      During the last five years, Mr. Collins has not been
     -----------------       a party to a civil proceeding of a judicial or
                             administrative body as a result of which he was or is
                             subject to a judgment, decree or final order enjoining
                             future violations of, or prohibiting or mandating
                             activities subject to, federal or state securities laws
                             or finding any violation with respect to such laws.


     Citizenship:            United States
     -----------

ANNEX I - Page 2


D.   Name:                   J.W. Lander, III
     ----

     Residence or
     ------------
     Business Address:       4200 Westheimer, Suite 210
     ----------------        Houston, Texas  77027

     Principal occupation
     --------------------
     or employment:          President
     -------------           Gulf Southwest Bancorp, Inc.
                             4200 Westheimer, Suite 210
                             Houston, Texas  77027

     Conviction in
     -------------
     criminal proceedings:   During the last five years, Mr. Lander has not been
     --------------------    convicted in a criminal proceeding (excluding traffic
                             violations or similar misdemeanors).


     Civil proceedings:      During the last five years, Mr. Lander has not been a
     -----------------       party to a civil proceeding of a judicial or
                             administrative body as a result of which he was or is
                             subject to a judgment, decree or final order enjoining
                             future violations of, or prohibiting or mandating
                             activities subject to, federal or state securities laws
                             or finding any violation with respect to such laws.


     Citizenship:            United States
     -----------


E.   Name:                   Durward R. Anderson
     ----

     Residence or
     ------------
     Business Address:       1776 Yorktown, Suite 200
     ----------------        Houston, Texas  77056-4114

     Principal occupation
     --------------------
     or employment:          Insurance Agent
     -------------           Insurance Alliance
                             1776 Yorktown, Suite 200
                             Houston, Texas  77056-4114

     Conviction in
     -------------
     criminal proceedings:   During the last five years, Mr. Anderson has not
     --------------------    been convicted in a criminal proceeding (excluding
                             traffic violations or similar misdemeanors).


     Civil proceedings:      During the last five years, Mr. Anderson has not been
     -----------------       a party to a civil proceeding of a judicial or
                             administrative body as a result of which he was or is
                             subject to a judgment, decree or final order enjoining
                             future violations

ANNEX I - Page 3


                             of, or prohibiting or mandating activities subject to,
                             federal or state securities laws or finding any
                             violation with respect to such laws.


     Citizenship:            United States
     -----------


F.   Name:                   Ben Brollier
     ----

     Residence or
     ------------
     Business Address:       6003 Crab Orchard
     ----------------        Houston, Texas  77057

     Principal occupation
     --------------------
     or employment:          Self-employed (personal investments)
     -------------           4200 Westheimer, Suite 210
                             Houston, Texas  77027

     Conviction in
     -------------
     criminal proceedings:   During the last five years, Mr. Brollier has not
     --------------------    been convicted in a criminal proceeding (excluding
                             traffic violations or similar misdemeanors).


     Civil proceedings:      During the last five years, Mr. Brollier has not been
     -----------------       a party to a civil proceeding of a judicial or
                             administrative body as a result of which he was or is
                             subject to a judgment, decree or final order enjoining
                             future violations of, or prohibiting or mandating
                             activities subject to, federal or state securities laws
                             or finding any violation with respect to such laws.


     Citizenship:            United States
     -----------



G.   Name:                   Herbert Laufman
     ----

     Residence or
     ------------
     Business Address:       3627 North Braeswood Blvd.
     ----------------        Houston, Texas  77025

     Principal occupation
     --------------------
     or employment:          Self-employed (personal investments)
     -------------           3627 North Braeswood Blvd.
                             Houston, Texas  77025

ANNEX I - Page 4


     Conviction in
     -------------
     criminal proceedings:   During the last five years, Mr. Laufman has not been
     --------------------    convicted in a criminal proceeding (excluding traffic
                             violations or similar misdemeanors).


     Civil proceedings:      During the last five years, Mr. Laufman has not been
     -----------------       a party to a civil proceeding of a judicial or
                             administrative body as a result of which he was or is
                             subject to a judgment, decree or final order enjoining
                             future violations of, or prohibiting or mandating
                             activities subject to, federal or state securities laws
                             or finding any violation with respect to such laws.


     Citizenship:            United States
     -----------


H.   Name:                   Laufman's, Inc.
     ----


     State of Organization:  Texas
     ---------------------

     Residence or
     ------------
     Business Address:       3627 N. Braeswood Blvd.
     ----------------        Houston, Texas  77025

     Principal Business:     Investments
     ------------------

     Conviction in           During the last five years, Laufman's, Inc. has not
     -------------           been convicted in a criminal proceeding (excluding traffic
     criminal proceedings:   violations or similar misdemeanors).
     --------------------

     Civil proceedings:      During the last five years, Laufman's, Inc. has not
     -----------------       been a party to a civil proceeding of a judicial or
                             administrative body as a result of which it was or is
                             subject to a judgment, decree or final order enjoining
                             future violations of, or prohibiting or mandating
                             activities subject to, federal or state securities laws
                             or finding any violation with respect to such laws.

ANNEX I - Page 5